Exhibit 99.1

FOR IMMEDIATE RELEASE

Gaming Partners International Reports Financial Results for the Second Quarter
and Six Months of 2009

Las Vegas, Nevada, August 13, 2009 – Gaming Partners International Corporation (Nasdaq: GPIC), the leading worldwide provider of casino currency and table gaming equipment, today announced financial results for the second quarter and first six months of 2009.

For the second quarter of 2009, the Company reported revenues of $11.3 million, which were down 40% compared to revenues of $18.8 million for the second quarter of 2008. Gross profit for the quarter was $3.1 million, or 28% of revenues, compared to $6.3 million, or 34% of revenues, in the same period a year ago.

Net income for the second quarter of 2009 was $0.2 million, or $0.02 per basic and diluted share, down 90% compared to a net income of $1.8 million, or $0.23 per basic and diluted share, in the second quarter of 2008.

For the six months ended June 30, 2009, revenues were $20.3 million, which were down 35% compared to revenues of $31.0 million in the first six months of 2008. Gross profit for the period was $5.5 million, or 27% of revenues, compared to $10.0 million, or 32% of revenues, in the comparable period in 2008.

Net loss for the six months ended June 30, 2009 was $0.3 million, or $(0.04) per basic and diluted share, compared to net income of $1.4 million, or $0.18 per basic and diluted share, for the six months ended June 30, 2008.

As of June 30, 2009, the Company had cash and marketable securities of $18.0 million, compared to $13.1 million as of December 31, 2008. As of June 30, 2009, customer deposits were $7.7 million, compared to $1.4 million as of December 31, 2008.

As of June 30, 2009, the Company had $38.9 million of stockholders’ equity, compared to $38.8 million as of December 31, 2008.

As of June 30, 2009, our backlog of unfilled orders, which are expected to be filled in 2009, was $10.2 million.  The backlog includes the Newport City order for $4.6 million, which shipped in July 2009 and therefore is included in third quarter revenues.  The backlog does not include the order for Marina Bay Sands, which we currently expect to ship in 2010.  At June 30, 2008, our backlog was $13.7 million.

Commenting on the results, Gerard Charlier, President and CEO, said, “The gaming industry continues to face tough economic times, as the worldwide recession negatively impacts our customer’s business and, therefore, ours. In addition to our continued efforts to reduce costs, we are looking for new products and markets to improve revenue and profitability.  We are committed to remaining competitive, as demonstrated with our recent announcement of being awarded an order for two million casino chips for the Marina Bay Sands in Singapore.”

About Gaming Partners International Corporation

GPIC manufactures and supplies (under the brand names of Paulson®, Bourgogne et Grasset® and Bud Jones®) casino chips, including plaques and jetons and low frequency and high frequency RFID chips, low and high frequency RFID readers, table layouts, playing cards, dice, gaming furniture, roulette wheels, table accessories, and other products that are used with casino table games such as blackjack, poker, baccarat, craps, and roulette. GPIC is headquartered in Las Vegas, Nevada, with offices in Beaune, France; San Luis Rio Colorado, Mexico; Atlantic City, New Jersey; and Gulfport, Mississippi. GPIC sells its casino products directly to licensed casinos throughout the world. For additional information about GPIC, visit our web site at www.gpigaming.com.

Safe Harbor Statement

This release contains “forward-looking statements” based on current expectations but involving known and unknown risks and uncertainties, such as statements relating to anticipated future sales or the timing thereof; the long-term growth and prospects of our business or any jurisdiction, including Macau, the Philippines, and Singapore; the duration or effects of unfavorable economic conditions which may reduce our product sales; and the long term potential of the RFID gaming chips market and the ability of Gaming Partners International to capitalize on any such growth opportunities. Actual results or achievements may be materially different from those expressed or implied. Gaming Partners International’s plans and objectives are based on assumptions involving judgments with respect to future economic, competitive and market conditions, the timing and its ability to consummate, acquisitions, and future business decisions and other risks and uncertainties identified in Part I-Item 1A, “Risk Factors” of the Company’s Form 10-K for the period ended December 31, 2008, all of which are difficult or impossible to predict accurately and many of which are beyond its control. Therefore, there can be no assurance that any forward-looking statement will prove to be accurate.

For more Information please contact:

For Gaming Partners International Corporation:

GPIC Contact:

David W. Grimes

702-598-2400

dgrimes@gpigaming.com

# # #

GAMING PARTNERS INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(in thousands, except share amounts)

	June 30,	December 31,
	2009	2008
ASSETS
Current Assets:
Cash and cash equivalents	$7,100	$5,547
Marketable securities	10,948	7,561
Accounts receivable, less allowance for doubtful accounts of $411 and $342, respectively	4,789	5,422
Inventories	9,792	9,894
Prepaid expenses	383	431
Deferred income tax asset	672	691
Other current assets	1,538	790
Total current assets	35,222	30,336
Property and equipment, net	13,355	14,158
Goodwill	1,621	1,599
Other intangibles, net	773	783
Deferred income tax asset	1,666	1,666
Long-term marketable securities	707	696
Inventories	1,239	-
Other assets, net	353	311
Total assets	$54,936	$49,549

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt	$541	$523
Accounts payable	2,263	2,613
Accrued liabilities	2,932	3,066
Customer deposits	7,732	1,432
Income taxes payable	153	312
Other current liabilities	440	459
Total current liabilities	14,061	8,405
Long-term debt, less current maturities	1,482	1,743
Deferred income tax liability	525	585
Total liabilities	16,068	10,733
Commitments and contingencies - see Note 6
Stockholders’ Equity:
Preferred stock, authorized 10,000,000 shares, $.01 par value, none issued and outstanding	-	-
Common stock, authorized 30,000,000 shares, $.01 par value, 8,103,401 and 8,103,401, respectively, issued and outstanding	81	81
Additional paid-in capital	19,117	19,033
Treasury stock, at cost; 8,061 shares	(196)	(196)
Retained earnings	16,984	17,312
Accumulated other comprehensive income	2,882	2,586
Total stockholders’ equity	38,868	38,816
Total liabilities and stockholders’ equity	$54,936	$49,549

See notes to unaudited condensed consolidated financial statements.

GAMING PARTNERS INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
Revenues	$11,312	$18,856	$20,256	$30,981
Cost of revenues	8,191	12,523	14,722	20,990
Gross profit	3,121	6,333	5,534	9,991

Product development	79	36	222	90
Marketing and sales	1,080	1,151	2,063	2,314
General and administrative	1,890	2,739	4,070	5,577
Operating income (loss)	72	2,407	(821)	2,010
Other income (expense)
Gain (loss) on foreign currency transactions	(68)	(9)	25	(268)
Interest income	72	64	121	120
Interest expense	(34)	(37)	(62)	(75)
Other income, net	9	44	26	47
Income (loss) before income taxes	51	2,469	(711)	1,834
Income tax expense (benefit)	(119)	619	(383)	396
Net income (loss)	$170	$1,850	$(328)	$1,438

Earnings per share:
Basic	$0.02	$0.23	$(0.04)	$0.18
Diluted	$0.02	$0.23	$(0.04)	$0.18
Weighted-average shares of common stock outstanding:
Basic	8,103	8,103	8,103	8,103
Diluted	8,185	8,184	8,103	8,203

See notes to unaudited condensed consolidated financial statements.